# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tvardi Therapeutics, Inc., CIK 0001346830
CUSIP: 140755208
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3 Sugar Creek Ctr Blvd, Suite 525, Sugar Land, Texas (TX), 77478
Date of event which requires filing of this statement: 04/15/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002072022

## Reporting persons
- Sporos Bioventures LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 837,636; shared voting power 0; sole dispositive power 837,636; shared dispositive power 0; aggregate amount beneficially owned 837,636 (8.95% of the class)

## Item 1. Issuer
Name of issuer: Tvardi Therapeutics, Inc.
Address of issuer's principal executive offices: 3 Sugar Creek Ctr Blvd, Ste 525, Sugar Land, Texas, 77478

## Item 2. Person Filing
Name of person filing: Sporos Bioventures LLC
Address of principal business office or, if none, residence: 3139 West Holcombe Blvd, Houston, Texas, 77025
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Sporos Bioventures LLC directly owns 837,636 shares of Common Stock
Percent of class: 8.95
Sole power to vote or to direct the vote: 837,636
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 837,636
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sporos Bioventures LLC: /s/ Stephen Rubino, Stephen Rubino, Chief Executive Officer (08/08/2025)